August 13, 2018

Matthew J. Reintjes
President and Chief Executive Officer
YETI Holdings, Inc.
7601 Southwest Parkway
Austin, TX 78735

       Re: YETI Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 17, 2018
           CIK No. 0001670592

Dear Mr. Reintjes:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please provide us mock-ups of any pages that include any additional pictures or graphics to be presented, including accompanying captions. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.
2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they
 Matthew J. Reintjes
FirstName LastNameMatthew J. Reintjes
YETI Holdings, Inc.
Comapany NameYETI Holdings, Inc.
August 13, 2018
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         retain copies of the communications.
Prospectus Summary
How is YETI different?
Influential, Growing Brand with Passionate Following, page 2

3. We note your reference to "more than 1.4 million new customers to YETI.com since
         2013." Please explain to us how you determine whether a customer is "new" and revise your disclosure to clarify how many of those new customers were added in recent periods, including your most recently completed fiscal year and subsequent interim periods.
         Please also clarify your related disclosure on page 4 about "29.5 million visits to
         YETI.com and YETIcustomshop.com" in 2017 by disclosing how many of those visitors were unique and how many of those visits resulted in purchases.
Our Growth Strategies
Expand Our Brand Awareness and Customer Base, page 4

4. Please disclose the amount you spent on marketing initiatives in 2017, in order to place the statement "[w]e have significantly invested in increasing brand awareness, spending more than $156.5 million in marketing initiatives from 2013 to 2017" in context.
5. Please also include a clear definition of the terms "unaided brand awareness" and
         "heritage markets" in the summary.
Risk Factors
The markets in which we compete are highly competitive, page 15

6. Please place this risk factor in context by describing what you believe your market position to be.
Our business is subject to the risk of manufacturer and supplier concentrations, page 17

7. Please file any material contracts with your manufacturers or please tell us why this is not required pursuant to Item 601(b)(10) of Regulation S-K.
Use of Proceeds, page 40

8. Please revise the second paragraph to disclose the amounts outstanding under the Credit
         Facility as well as how you intend to allocate the net proceeds between the amounts outstanding under the two term loans.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 51

9. Cost of goods sold appears to be material to your results and varies as a percent of revenue among the periods presented. Please quantify, discuss, and analyze changes in costs of
 Matthew J. Reintjes
FirstName LastNameMatthew J. Reintjes
YETI Holdings, Inc.
Comapany NameYETI Holdings, Inc.
August 13, 2018
August 13, 2018 Page 3
Page 3
FirstName LastName
         goods sold on a stand-alone basis in addition to your current disclosure which is in the context of gross profit. Refer to Item 303(a)(3)(i) of Regulation S-K and instruction number 4 of "Instructions to paragraph 303(a)." In your revised disclosure, please consider quantifying and discussing the significant components of costs of goods sold, to the extent material.
Three Months Ended March 31, 2018 Compared to April 1, 2017, page 51

10. Please explain to us the charges incurred in the 2017 interim period for price protection related to your first-generation Hopper soft cooler product as disclosed in the discussion of gross profit on page 52.
2017 Compared to 2016, page 53

11. On page 52 you disclose the 2018 interim period margin percentage was favorably impacted relative to the like 2017 interim period because of lower sales returns in 2018 compared to 2017. On page 53 you disclose there was a substantial decrease in wholesale channel net sales partially offset by a substantial increase in DTC channel net sales.
         Please tell us the net sales returns in each sales channel for each of the two major product lines therein in each of 2017 and 2016. Also, tell us if there was any instance in 2017 in which there was a return of products from the wholesale channel that was sold in the DTC channel.
2016 Compared to 2015, page 55

12. You disclose on pages 56 and 57 the consolidation of Rambler On as a variable interest entity impacted gross margins, income tax expense and the effective tax rate in 2016.
         Please explain to us, and disclose as appropriate, why the consolidation of Rambler On impacted these items.
Liquidity and Capital Resources, page 59

13. To the extent that your plans to open additional retail stores in 2019 may require material capital outlays, please revise to discuss.
Cash Flows
Operating activities, page 60

14. It appears the items noted for the variances in net cash of operating activities between
         2017 and 2016 and 2016 and 2015 do not substantially account for the variances in these periods. For example, 2017 increased $118.9 million but the items noted appear to represent an aggregate net increase of $242 million, and 2016 increased $20.3 million but the items noted appear to represent an aggregate net decrease of $64 million. Please advise, or revise your disclosure as appropriate.
 Matthew J. Reintjes
YETI Holdings, Inc.
August 13, 2018
Page 4
Supply Chain, page 87

15. Please discuss the manufacturer and supplier concentrations referenced on page 17 in this section. Please also discuss the availability of alternative sources in the event one of your key manufacturers or suppliers is lost or unable to deliver. Consolidated Financial Statements, page F-1

16. In view of the risk factor disclosed on page 37 in regard to your status as a holding company and reliance on distributions from your subsidiary as your source of cash flow, please explain to us your consideration of Rules 4-08(e), 5.04(c)
Schedule I and 12-04 of
         Regulation S-X.
Notes to Consolidated Financial Statements
Note 1. Organization and Significant Accounting Policies, page F-24

17. Under "Shipping and Handling Costs," you disclose the cost of product shipment to your customers was $25.9 million in 2017 and $22.0 million in 2016. The percentage of these costs to net sales of each year was 4.1% and 2.7%, respectively. Please explain to us the reason for the difference in the ratio between the periods and why costs increased in
         2017 relative to 2016 despite substantially reduced net sales in 2017 compared to 2016.
Note 12. Segments, page F-40

18. You disclose you have two separate distribution channels, wholesale and DTC. We note your disclosure of the many differences between these channels, including method of distribution and impact on results. Please explain to us how each channel is managed, whether there is a separate manager for each, and if so, who they report to, and how their respective operations are evaluated.
       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie, Legal Branch Chief, at 202-551-
3469 with any other questions.



FirstName LastNameMatthew J. Reintjes                           Sincerely,
Comapany NameYETI Holdings, Inc.
                                                                Division of
Corporation Finance
August 13, 2018 Page 4                                          Office of
Transportation and Leisure
FirstName LastName